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Form 12b-25                                     SEC FILE NUMBER     0-2675
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                                                CUSIP NUMBER      174999-03-0
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         N O T I F I C A T I O N      O F      L A T E      F I L I N G

Check One:

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For the Period Ended:                    JUNE 28, 1997
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[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                            UNITED MAGAZINE COMPANY
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Full Name of Registrant

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Former Name, if Applicable

                                 5131 POST ROAD
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Address of Principal Executive Office (Street and Number)

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                               DUBLIN, OHIO 43017
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City, State and Zip Code

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PART II - RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached, if applicable.

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PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets, if needed)

THE COMPANY'S FINANCIAL RESOURCES HAVE BEEN DEVOTED TO COMPLETING THE PROXY FOR THE ANNUAL MEETING AND LOSS OF A FINANCIAL EXECUTIVE DELAYED COMPLETION OF THE CONSOLIDATED FINANCIALS.

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PART IV - OTHER INFORMATION

         (1) Name and telephone number (include area code) of person to contact
in regard to this notification:      THOMAS L. GERLACHER, CFO (614) 792-0777
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         (2) Have all other periodic reports required under ss.13 or ss.15(d) of the Securities Exchange Act of 1934 or ss.30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes
[ ] No
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes
[ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         THE COMPANY HAS GROWN FROM $14.5 MILLION IN REVENUE IN THE QUARTER ENDED JUNE 29, 1996, TO APPROXIMATELY $75 MILLION IN REVENUE IN THE CURRENT QUARTER DUE TO SEVERAL ACQUISITIONS. THE QUARTERS ARE THUS DIFFICULT TO COMPARE.

         United Magazine Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          AUGUST 12, 1997                         THOMAS L. GERLACHER
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Date                                      By

                                                 CHIEF FINANCIAL OFFICER
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                                          Print Name and Title

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                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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